UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Goal Acquisitions Corp.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

38021H107

(CUSIP Number)

12600 Hill Country Blvd.

Building R, Suite 275

Bee Cave, TX 78738

Attn: Alex Greystoke

(888) 717-7678

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 10, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 38021H107

1	NAME OF REPORTING PERSON Goal Acquisitions Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER 7,136,250(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,136,250(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,136,250(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.4%
14	TYPE OF REPORTING PERSON OO

(1) Comprised of 6,458,750 founders’ shares of the Issuer, par value $0.0001 per share, and 667,500 private shares of the Issuer, par value $0.0001 per share.

1	NAME OF REPORTING PERSON Alexander Greystoke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER 7,136,250(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,136,250(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,136,250(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.4%
14	TYPE OF REPORTING PERSON IN

(1) Comprised of 6,458,750 founders’ shares of the Issuer, par value $0.0001 per share, and 667,500 private shares of the Issuer, par value $0.0001 per share.

1	NAME OF REPORTING PERSON Raghunath Kilambi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER 7,136,250(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,136,250(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,136,250(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.4%
14	TYPE OF REPORTING PERSON IN

(1) Comprised of 6,458,750 founders’ shares of the Issuer, par value $0.0001 per share, and 667,500 private shares of the Issuer, par value $0.0001 per share.

1	NAME OF REPORTING PERSON William T. Duffy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of American

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER 7,136,250(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,136,250(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,136,250(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.4%
14	TYPE OF REPORTING PERSON IN

(1)	Comprised of 6,458,750 founders’ shares of the Issuer, par value $0.0001 per share, and 667,500 private shares of the Issuer, par value $0.0001 per share.

SCHEDULE 13D

Item 1.	Security and Issuer.

Securities Acquired: Goal Acquisitions Sponsor LLC (the “Sponsor”) initially acquired founders’ shares, par value $0.0001 per share (“Founders’ Shares”), as part of the formation and initial capitalization of Goal Acquisitions Corp. (the “Issuer”). The Sponsor acquired units of the Issuer in connection with the Issuer’s initial public offering in February 2021. Each unit of the Issuer acquired by the Sponsor represents the right to receive one share of common stock, $0.0001 par value per share (the “Private Shares” and collectively with the Founders Shares, the “Common Stock”), and one redeemable warrant. The warrants are not currently exercisable, and they will not be exercisable, if ever, until after the completion of a business combination by the Issuer, and accordingly, the Common Stock issuable upon exercise of the warrants are not included in this Schedule 13D.

Issuer:	Goal Acquisitions Corp.
12600 Hill Country Blvd., Building R, Suite 275
Bee Cave, TX 78738

Item 2.	Identity and Background.

This statement is filed by the Sponsor, Alexander Greystoke (“Mr. Greystoke”), William T. Duffy (“Mr. Duffy”) and Raghunath Kilambi (“Mr. Kilambi”, and together with the Sponsor, Mr. Greystoke and Mr. Duffy, each of the foregoing a “Reporting Person”, and collectively, the “Reporting Persons”). The Sponsor is managed by Mr. Greystoke, Mr. Duffy. and Mr. Kilambi. The Sponsor holds approximately 42.4% of the issued and outstanding shares of the Issuer (16,832,607) based on the number of Founders’ Shares (6,468,750) and Private Shares (667,500) owned.

The Reporting Person’s business address is 12600 Hill Country Blvd., Building R, Suite 275, Bee Cave, TX 78738.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. Mr. Greystoke and Mr. Duffy are United States Citizens and Mr. Kilambi is a Canadian Citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Private Shares of common stock currently beneficially owned by the Reporting Persons was $6,675,000. The source of these funds was the capital of the Sponsor.

Item 4.	Purpose of Transaction.

On November 24, 2020, the Sponsor purchased an aggregate of 5,750,000 Founders’ Shares for an aggregate purchase price of $25,000. On March 4, 2022, the Issuer effected a effected a stock dividend of .125 of a share of common stock for each outstanding share of common stock, resulting in the Sponsor holding 6,468,750 Founders’ Shares.

On February 16, 2021, simultaneously with the consummation of the Issuer’s Initial Public Offering (the “IPO”), the Sponsor purchased an aggregate of 667,500 units (“Private Placement Units”) of the Issuer at $10.00 per Private Placement Unit, pursuant to a Private Placement Units Purchase Agreement dated February 10, 2021, by and between the Issuer and the Sponsor (the “Purchase Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Private Placement Unit consists of one share of Common Stock and one warrant, each warrant exercisable to purchase one share of Common Stock, at an exercise price of $11.50 per share. The warrants are not currently exercisable, and they will not be exercisable, if ever, until after the completion of a business combination by the Issuer, and within the next 60 days, accordingly, the Common Stock issuable upon exercise of the warrants are not included in this Schedule 13D.

The Common Stock owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Common Stock from time to time, however, all of such shares are subject to lock-up restrictions as further described in Item 6 below. The Sponsor acts as the sponsor of the Issuer and Mr. Greystoke acts as an Advisor to the Issuer. Mr. Duffy is the Chief Financial Officer and Chief Operating Officer of the Issuer. Mr. Kilambi has no official position with and is not an Advisor to the Issuer.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of affecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reports Person have agreed (A) to vote its shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination.

Item 5.	Interest in Securities of the Issuer.

(a)	Amount beneficially owned: 7,136,250

Percentage: 42.4% assuming conversion of all of the Issuer’s outstanding Founders’ Shares into Common Stock.

(b)	Number of shares to which the Reporting Persons have:

Sole power to vote or to direct the vote: 7,136,250

Shared power to vote or to direct the vote: 0

Sole power to dispose or to direct the disposition of: 7,136,250

Shared power to vote or to direct the vote: 0

The Sponsor is managed by Mr. Greystoke, Mr. Duffy and Mr. Kilambi.

Redemptions

On February 10, 2023, the stockholders of the Issuer redeemed an aggregate of 16,328,643 shares of the Issuer’s Common Stock included in the units issued in the IPO for cash (the “Redemptions”) in connection with a stockholder vote to approve an amendment to the Issuer’s amended and restated certificate of incorporation to extend the deadline for the Issuer to consummate an initial business combination from February 16, 2023 to March 18, 2023, subject to extension by the Issuer’s board of directors for up to five additional thirty-day periods. Following the Redemptions, an aggregate of 16,832,607 shares of the Company’s Common Stock remained issued and outstanding. Accordingly, although the Sponsor did not acquire additional shares of Common Stock in connection with the Redemptions, following the Redemptions the percentage of the Common Stock owned by the Sponsor increased to 42.4%.

Reporting Person	Amount beneficially owned	Percent of Class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Goal Acquisitions Sponsor LLC	7,136,250	42.4%	7,136,250	0	7,136,250	0

(c)           Not applicable.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Private Placement Units Purchase Agreement between the Issuer and Sponsor

On February 10, 2021, simultaneously with the consummation of the IPO, the Sponsor purchased 667,500 Private Placement Units pursuant to the Purchase Agreement. The Private Placement Units and the securities underlying such Private Placement Units are subject to a lock up provision in the Purchase Agreement or Insider Letter (described below), which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The description of the Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on February 16, 2021 (and is incorporated by reference herein as Exhibit 10.1).

Insider Letter

On February 10, 2021, in connection with the IPO, the Issuer, the Sponsor, and certain other parties thereto entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the parties agreed (A) to vote any shares of Common Stock underlying the Private Placement Units and any public shares in favor of any proposed business combination, (B) not to transfer the Private Placement Units (or underlying shares of common stock) prior to the date that the Issuer consummates its initial business combination, (C) not to redeem any Founder Shares and any shares underlying the Private Placement Units into the right to receive cash from the trust account, set up in connection with the IPO (the “Trust Account”), in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Amended and Restated Certificate of Incorporation relating to shareholders’ rights or pre-business combination activity and (D) that any shares of Common Stock underlying the Private Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Insider Letter), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject to as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 16, 2021 (and is incorporated by reference herein as Exhibit 10.2).

Registration Rights Agreement

In February 2021, in connection with the IPO, the Issuer and the Sponsor entered into a registration rights agreement pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered.

The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 16, 2021 (and is incorporated by reference herein as Exhibit 10.3).

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint-filer Agreement

Exhibit 10.1	Private Placement Units Purchase Agreement, dated February 10, 2021, by and between the Issuer and the Sponsor.

Exhibit 10.2	Letter Agreement, dated February 10, 2021, by and among the Issuer, its executive officers, its directors and the Sponsor.

Exhibit 10.3	Registration Rights Agreement, dated February 10, 2021 by and between the Issuer and the Sponsor.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2023	GOAL ACQUISITIONS SPONSOR LLC

/s/ Alexander Greystoke
	Name:	Alexander Greystoke
	Title:	Manager